SOLO INTERNATIONAL, INC.

37 KODENSKA STREET, MALASHEVICHI MALY, BIALA PODLASKA COUNTY,

POLAND 21-540

Tel. +48-223897807

Fax. +48-224853519

E-mail: solointernationalcorp@gmail.com

November 23, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Matthew Crispino, Mr. Ryan Rohn

Re: Solo International, Inc.

Registration Statement on Form S-1,

Filed on October 22, 2010

Filing No. 333-170096

Dear Mr. Crispino and Mr. Rohn:

Further to your letter dated November 17, 2010, concerning the deficiencies in Form S-1 filed on October 22, 2010, we provide the following responses:

Summary, page 5

1. SEC Comment: We note your statements in this section and in your business description that you have not yet began operations. Please disclose in both sections when you expect to begin operations. In this regard, we note that you have entered into a service agreement with TIRCARS SP. J. Please disclose when you intend to commence work pursuant to this service agreement.

Response:  In response to this comment we revised our statements in Summary and Business Description Section of the Prospectus regarding our operations. Please refer to page 5 of the document:

“Solo International, Inc. was found in the State of Nevada on April 30, 2010. We are a Poland based corporation and operate an  interior architectural design business (programming and concept design, residential space planning, interior design, kitchen and bath design, decorating and color consultation, furniture and fixture acquisition, lighting design, start-to-finish project management) in Poland.  We plan to expand our services to North American market in the future if we have the available resources and growth to warrant it. We are a development stage company and cannot state with certainty whether we will achieve profitability. We do not have revenues, have minimal assets and have incurred losses since inception.  To date, our business operations have been limited to primarily, the development of a business plan and the signing of the service agreement with “TIRCARS” Sp. J. a private Polish company.”

Business Description, Overview, page 18:

“We were incorporated in the State of Nevada on April 30, 2010.  To date, our business operations have been limited to primarily, the development of a business plan and the signing of the service agreement with “TIRCARS” Sp. J. a private Polish company. We operate an  interior architectural design business (programming and concept design, residential space planning, interior design, kitchen and bath design, decorating and color consultation, furniture and fixture acquisition, lighting design, start-to-finish project management) in Poland. We plan to expand our services to North American market in the future if we have the available resources and growth to warrant it. We are a development stage company and cannot state with certainty whether we will achieve profitability. We do not have revenues, have minimal assets and have incurred losses since inception. Our plan of operation is forward-looking. It is likely that we will not be able to achieve profitability and might need to cease operations due to the lack of funding. We maintain our statutory registered agent's office at 375 North Stephanie Street, Suite 1411, Henderson, Nevada 89014-8909.  Our business office is located at 37 Kodenska Street, Malashevichi Maly, Biala Podlaska County, Poland 21540. Our telephone number is +48-223897807, our fax number is 48-224853519.”

We also added paragraph to page 5 of the Prospectus disclosing work commenced pursuant to service agreement signed with TIRCARS SP. J.:

“On August 30, 2010 service agreement was signed with “TIRCARS” Sp. J”, a Poland based company. As of November 23, 2010 the following work was commenced pursuant to the service agreement:

- TIRCARS Sp. J. design preferences and requirements were determined;

- an initial design study of TIRCARS’ office was conducted;

- illustrations and other materials to show the suggested interior design concepts, including furnishings, fabric, color palettes, interior finishes, wall coverings, floor coverings, ceiling treatments, lighting treatments, and window treatments were provided to TIRCARS Sp. J for its review and approval.

Upon customer’s review and approval of the provided design concepts and the receipt of the deposit (1/3 of the full compensation amount; USD 1,000) for work commenced, AutoCAD layout and plans for recommended interior built-ins and other decorative details will be prepared.

We have no other companies interested in signing service agreements as of November 23, 2010.”

Risk Factors

“If we do not obtain additional financing…”, page 8

1. SEC Comment:  You indicate in this risk factor that you will be able to continue operations for one year with currently available resources. However, you disclose on page 30 that your current cash reserves are not sufficient to meet your obligations for the next 12-month period. Please reconcile these disclosures.  To the extent that a deficiency in capital is perceived, revise your risk factor to alert investors to the minimum additional capital to be necessary to fund your planned operations for the 12-month period.

Response:  Risk factor on page 8 and the disclosure on page 30 that our current cash reserves are not sufficient to meet our obligations for the next 12-month period were reconciled. The risk factor was also revised to alert investors to the minimum additional capital to be necessary to fund our planned operations for the 12-month period:

“IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

While on September 30, 2010, we had cash on hand of $21,660 we have accumulated a deficit of $714 in business development and administrative expenses.  Our current cash reserves are not sufficient to meet our obligations for the next twelve-month period.  We anticipate that the minimum additional capital necessary to fund our planned operations for the 12-month period will be approximately $8,500 and will be needed for general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company.  We have not generated any revenue from operations to date.  In order to expand our business operations, we anticipate that we will have to raise additional funding.  If we are not able to raise the capital necessary to fund our business expansion objectives, we may have to delay the implementation of our business plan.

We do not currently have any arrangements for financing.  Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations.  These factors may impact the timing, amount, terms or conditions of additional financing available to us.

We are not raising any money in this offering. The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole director.

There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.”

“Because our sole director and officer has an interest in a company involved in the same industry…” page 10

2. SEC Comment: We note the statement in this risk factor that your sole director is associated with another company that is engaged in a similar business to yours and that you do not currently have a right of first refusal pertaining to business opportunities that come to management’s attention. Please disclose how your management will determine to which entity particular business opportunity should be presented.

Response: We revised risk factor on page 10 of the Prospectus to disclose how our management will determine to which entity particular business opportunity should be presented:

“BECAUSE OUR SOLE DIRECTOR HAS AN INTEREST IN A COMPANY INVOLVED IN THE SAME INDUSTRY, THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME HE IS ABLE TO DEDICATE TO US AND OUR BUSINESS AND IN DETERMINING TO WHICH ENTITY A PARTICULAR BUSINESS OPPORTUNITY SHOULD BE PRESENTED.

Our sole director is associated with another company that is engaged in business activities similar to those to be conducted by us. Mr. Shcharbakou is owner of “Shcharbakou Ltd.”, an architectural company involved in programming and concept design, residential and commercial space planning, interior design, decorating and color consultation, lighting design and start-to-finish project management. Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Mr. Shcharbakou’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty he may have, we have not adopted a policy that expressly prohibits our sole officer and director Mr. Shcharbakou from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Mr. Shcharbakou may favor his own interests and the interests of “Shcharbakou Ltd.” over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.”

“There is no current trading market for our securities…,” page 10.

3. SEC Comment: The disclosure in this risk factor is very similar to the disclosure provided in in the risk factor on page 11with the following subheading: “If a market for our common stock does not develop, shareholders may be unable to sell their shares.” Please consider combining these two risk factors.

Response: In response to this comment we deleted the risk factor on page 11 of the document with the following subheading: “If a market for our common stock does not develop, shareholders may be unable to sell their shares.”

Description of Business

Pro-forma Revenues, page 22

4. SEC Comment: Please remove “pro-forma” from your caption and related disclosures, as this appears to be misleading wording in that is not pro-forma information. Rather, use different wordings, such as plan of operations or milestones to better reflect the nature of these disclosures.

Response: We removed “pro-forma” from our caption and related disclosures on page 22 of the Prospectus:

“Revenues

The company’s revenues will be what we charge our clients for our services.

Please note that below numbers are estimated in nature and are meant to show the capacity of the company without hiring additional employees and not a guarantee of future revenues.”

VAT (Value Added Tax), page 23

5. SEC Comment: You must be able to substantiate on a reasonable basis all of projections and assertions that you make in this registration statement. Accordingly, please provide us with support for your claim that you expect to have at least 3 customers per month.

Response: The claim that “We expect to have at least 3 customers per month” on page 23 of the prospectus was removed.

Plan of Operation, page 27

6. SEC Comment: We note your statement in this section that you do not anticipate generating any revenues until you implement your business plan and execute your first service agreement. Since you have executed a service agreement with TIRCARS Sp. J., please revise this statement to disclose when you expect to begin work on your service agreement with TIRCARS Sp. J. and the amount of revenue you expect to generate in connection with the agreement.

Response: We revised our statement to disclose the to-date work that has been commenced pursuant to the service agreement with TIRCARS Sp. J. and the amount of revenue we expect to generate in connection with the agreement. Please refer to page 27 of the prospectus:

“November - February, 2010-2011: Negotiate service agreements with potential customers.

Initially, our sole officer and director, Mr. Shcharbakou, will look for potential customers. As of November 23, 2010 “TIRCARS” Sp. J. is the only Polish company we have signed service agreement with and to date the following work was commenced pursuant to the service agreement:

- TIRCARS Sp. J. design preferences and requirements were determined;

- initial design study of TIRCARS’ office was conducted;

- illustrations and other materials to show the suggested interior design concepts, including furnishings, fabric, color palettes, interior finishes, wall coverings, floor coverings, ceiling treatments, lighting treatments, and window treatments were provided to TIRCARS Sp. J. for its review and approval.

In late December, 2010 early January, 2011, assuming TIRCARS’ approval of the provided design concepts and the receipt of the deposit (1/3 of the full compensation amount; USD 1,000) for work commenced, AutoCAD layout and plans for recommended interior built-ins and other decorative details will be prepared. The amount of revenue we expect to generate in connection with the agreement signed with TIRCARS Sp. J. is between USD 3,000-3,750 and will depend on total hours required to complete the project.

We have no other companies interested in signing service agreements as of November 23, 2010.”

7. SEC Comment: We note the table of page 29 that lists the costs you expect to incur over the next 12 months. This table does not appear to include the costs associated with being a publicly traded company. Please address in this section the material costs associated with being a publicly reporting company. Please address in this section the material costs associated with being a publicly reporting company and how you intend to pay for such expenses.

Response: We revised the table on page 29 of the Prospectus that lists the costs we expect to incur over the next 12 months to include the costs associated with being a publicly traded company. We also addressed in this section how do we intend to pay for such expenses:

“We therefore expect to incur the following costs in the next 12 months in connection with our business operations:

Marketing costs	$ 1,000
Website development costs	3,000
PCs purchase	1,500
Software purchase	2,500
Commissions of PT Design Specialist	5,000
Estimated cost of this offering	8,004
Office Set Up	2,000
Costs associated with being a publicly reporting company	7,140
Total	$30,144

Our current cash reserves are not sufficient to meet our obligations for the next twelve-month period.  As a result, we will need to seek additional funding in the near future. We anticipate that additional funding will be from the sale of additional common stock.  We may seek to obtain short-term loans from our director as well, although no such arrangement has been made.

Reports to Security Holders, page 61.

8. SEC Comment: We note your statement in this section that as a result of this offering, you will become subject to the reporting and other requirements of the Exchange Act. Please tell us whether you intend to file a Form 8-A to register your common stock under the Exchange Act. If you do not intend to file a Form 8-A, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act, and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be fully reporting company and that provides a concise overview of how scope of the regulations applicable to you is more limited than that which applies to fully reporting company.

Response:  We intend to file a Form 8-A to register your common stock under the Exchange Act.

Directors, Executive Officers, Promoters and Control Persons

Biographical Information, page 32

9. SEC Comment: We note your disclosure in this section that Mr. Shcharbakou has been working as an architect for various architectural companies in Europe since 1972. Please disclose the name of each architectural company for which Mr. Shcharbakou has worked since 2005. Refer to Item 401(e) of Regulation S-K. Also, we note your statement in this section that Mr. Shcharbakou has not been involved in certain legal proceedings for the past five years. Please note that Item 401(f) of Regulation S-K requires the discussion of your officer’s involvements in certain legal proceedings during the past ten years. Please revise this section as necessary.

Response: We referred to Item 401(e) of Regulation S-K and disclosed the name of each architectural company for which Mr. Shcharbakou has worked since 2005. Also, we noted that Item 401(f) of Regulation S-K requires the discussion of our officer’s involvements in certain legal proceedings during the past ten years and revised the section as necessary. Please refer to page 32 of the Prospectus:

“Mr. Shcharbakou graduated with a Bachelor of Architecture from University of Brest in 1972. After graduation Mr. Shcharbakou has been working as architect for various architectural companies in Europe, whose businesses were involved in programming and concept design, residential and commercial space planning, interior design, decorating and color consultation, lighting design and start-to-finish project management. In 1998 Mr. Shcharbakou opened his own architectural company “Shcharbakou, Ltd.,” working as a freelance architect/designer and consultant.  Since 2005 “Shcharbakou Ltd.” is the only company Mr. Shcharbakou has worked for. Mr. Shcharbakou intends to devote close to 30% (15 hours /week) of his time to planning and organizing activities of Solo International, Inc.

During the past ten years, Mr. Shcharbakou has not been the subject to any of the following events:

     1. Any bankruptcy petition filed by or against any business of which Mr. Shcharbakou was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

     3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Mr. Shcharbakou’s involvement in any type of business, securities or banking activities.

     4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.”

Notes to the Financial Statements, page 42.

10. SEC Comment: Please identify your fiscal year-end in your footnotes.

Response: We identify our fiscal year-end in our footnotes:

1. ORGANIZATION AND BUSINESS OPERATIONS

SOLO INTERNATIONAL, INC. was founded in the State of Nevada on April 30, 2010. We are a Poland based corporation and intend to provide service in interior architectural design (programming and concept design, residential space planning, interior design, kitchen and bath design, decorating and color consultation, furniture and fixture acquisition, lighting design, start-to-finish project management) in its targeted markets, which currently is Poland. The Company's fiscal year end is September 30.

2. Summary of Significant Accounting Policies

Foreign Currency Translation, page 42.

11. SEC Comment: Please disclose how you determined that your functional currency is the United States Dollars. In this regard, we note that you are a Poland based corporation and your target market is Poland, as disclosed on page 5. In addition, we note your disclosure on page 49, that no offer or sale was made to a U.S. person as it relates to prior offerings. In your disclosure, clarify the denomination of your cash reserves. Refer to ASC 830-10-45.

Response: In response to the comment #12 please be advised that even though we are a Poland based corporation and currently our target market is Poland, we were incorporated on April 30, 2010 under the laws of the state of Nevada, our business bank account is located in the USA and is in United States Dollars and in the future we plan to expand our services to North American market, including but not limited to the USA, assuming we have the available resources and growth to warrant it. Also, historically, traditional currencies of trade such as the US dollar, EURO and JPY were and still are very often used in Poland for trade/service purposes in lieu of PLN (Polish currency, Zloty). All the above mentioned led us to believe that our functional currency is the United States Dollars.

6. Subsequent Events, page 44

12. SEC Comment: We note that you have limited your evaluations of subsequent events through October 15, 2010, although you filed your form S-1 on October 22, 2010. Please perform your evaluations of subsequent events through the date you file your latest Form S-1. Refer to ASC855-10-20&25.

Response:  We referred to ASC855-10-20&25. Your comment was also referred to our auditor Mr. Chang G. Park, CPA, Ph. D. According to him S-1 filer is not considered a SEC filer yet, therefore we do not have to extend our subsequent event coverage and should it leave unchanged through October 15, 2010, although our S-1 statement was filed on October 22, 2010.

“6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from September 30, 2010 through October 15, 2010 the date where upon the financial statements were available issued and has determined that there are no items to disclose.”

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618
Phone: (949) 660-9700
Fax: (949) 660-9010

Thank you.

Sincerely,

/S/ Yury Shcharbakou

Yury Shcharbakou, President